UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

KIT DIGITAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

482470200

(CUSIP Number)

Gary Cohen

Invigor Group Limited

Level 8, 47 York Street

Sydney NSW 2000

+61 (0) 2 8251 9601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 482470200

1	NAMES OF REPORTING PERSONS Invigor Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (check information) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 6,474,520
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 6,474,520
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,474,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 10.5%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

1	Invigor currently owns 1,838,134 shares of Common Stock. Invigor has the right to acquire an additional number of shares of Common Stock on December 22, 2012 pursuant to the following formula:

Number of additional shares of Capital Stock to be issued is equal to: (i) 28,692,475 multiplied by AUD0.50 less the number of shares of Common Stock issued to Invigor on June 22, 2012 multiplied by the Weighted Average Price; and (ii) divided by the Weighted Average Price.

The number of shares of Common Stock set forth herein is based on an assumed price of $2.30 which was the market price of the Common Stock on October 17, 2012.

Item 1. Security and Issuer.

This Statement relates to Common Stock, $0.0001 par value per share (the “Common Stock”) of KIT digital, Inc., a Delaware corporation (“KIT” or the “Issuer”), whose principal executive office is located at 26 West 17th Street, New York, NY 10011.

Item 2. Identity and Background.

This Statement is being filed on behalf of Invigor Group Limited (formerly known as Hyro Limited) (“Invigor” or the “Reporting Person”).

The Statement relates to the shares of Common Stock held for the account of Invigor.

The Reporting Persons

Invigor is a public limited company incorporated in Australia, with its principal business address at 47 York Street, Level 8, Sydney NSW 2000, Australia. The principal business of Invigor is investing in various information and communication technology companies. Current information concerning the identity and background of the directors and officers of Invigor is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 22, 2012, KIT acquired from Invigor all of the capital stock of Invigor’s subsidiaries, in consideration for 1,838,134 shares of Common Stock of KIT (representing approximately 3.2% of the outstanding stock issued by KIT) (the “Closing Common Stock”), pursuant to a Securities Purchase Agreement, dated as of April 21, 2012, by and between KIT and Invigor, and as amended by the Amendment to Securities Purchase Agreement, dated June 3, 2012 (the “Purchase Agreement”).

Included under the terms of the Purchase Agreement is a “top-up” provision (the “Top-Up Provision”) whereby KIT agreed to issue to Invigor additional shares of Common Stock on December 22, 20121 (the “Trigger Date”), in the event that the Weighted Average Price (as defined in the Purchase Agreement) of the Common Stock fell below $8.10 per share. The mechanism for determining the amount of additional shares of Common Stock that Invigor is entitled to is made pursuant to the formula set out in the Purchase Agreement. In accordance

[1]

The “Trigger Date” is determined pursuant to the Purchase Agreement and is the earlier of the date (i) immediately prior to a Change in Control (as defined in the Purchase Agreement) of KIT and (ii) Invigor is first entitled to sell its shares of Common Stock under Rule 144 of the Securities Act.

with the Top-Up Provision, if the Weighted Average Price per share of Common Stock was $2.30, the market price on October 17, 2012, Invigor would be entitled to an additional 4,636,386 shares of Common Stock.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase Agreement filed as Exhibit 1 hereto.

Item 4. Purpose of Transaction.

Invigor acquired its shares of Common Stock pursuant to a sale of its assets pursuant to the Purchase Agreement.

The Reporting Person does not have any present specific plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors (the “Board”) concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of the business day on December 23, 2012, the Reporting Person may be deemed to beneficially own, in the aggregate, 6,474,520 shares of Common Stock, representing approximately 10.5% of the outstanding shares of Common Stock issued by KIT.

(b) As of the close of the business day on December 23, 2012, the Reporting Person may be deemed to have the sole power to vote on or dispose of, in the aggregate, 6,474,520 shares of Common Stock.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None, except as described under Item 3 above, which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit 1: Securities Purchase Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 29, 2012

INVIGOR GROUP LIMITED

By:	/s/ Gregory Cohen

Title:	Director – Finance

ANNEX A

Directors and Officers of Invigor Group Limited

Name/Citizenship	Principal Occupation	Business Address
Mr. Gary Cohen	Director	47 York Street Level 8 Sydney NSW 2000 Australia

Mr. Gregory Cohen	Director	47 York Street Level 8 Sydney NSW 2000 Australia

Dr. Anthony Poiner	Director	47 York Street Level 8 Sydney NSW 2000 Australia

Ms. Leanne Ralph	Company Secretary	47 York Street Level 8 Sydney NSW 2000 Australia

To the best of the Reporting Person’s knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.